                      (McGLADREY & PULLEN, LLP LETTERHEAD)

September 20, 2001

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

We were previously engaged as the independent accountants for Eco Soil Systems, Inc. (the Company) as of and for the year ended December 31, 2000. On August 31, 2001 we notified the Company that our client/auditor relationship had ceased, that we had withdrawn our audit report on the December 31, 2000 financial statements and that we had dissociated ourselves from the Company's September 30, 2000 and March 31, 2001 financial statements included in the Company's Form 10-Qs which were subject to reviews by us under Statement on Auditing Standards No. 71 (SAS 71). The termination of our relationship with the Company occurred prior to the completion of the SAS 71 review of the financial statements to be included in the Company's June 30, 2001 Form 10-Q.

On September 7, 2001 we were provided a copy of the Form 8-K of Eco Soil Systems, Inc. dated September 5, 2001. We have read such statements included under Item 4 and we agree with such statements, insofar as they relate to McGladrey & Pullen, LLP except as follows:

We agree with the third paragraph, except for:

        We are no longer able to rely on management's representations not only because of statements made by management but also because representations were made that are inconsistent with documentation provided to us in August 2001. This documentation should have been made available to us in the course of performing our audit and the SAS 71 reviews.

        Our resignation was prompted not only by our inability to rely on management's representations and actions regarding the sale of the assets of the Company's Turf Partners subsidiary but also for misrepresentations made to us regarding the source and availability of funds to pay our fees before we commenced our SAS 71 review of the Company's second quarter financial statements. Management represented to us in July 2001 that the Company would make payment of our fees from proceeds of certain planned asset sale transactions. However, management failed to advise us of an agreement effective as of June 7, 2001 with certain of its creditors that requires the Company to deposit all such planned sale proceeds into a restricted account for the benefit of such creditors. As a result, the inability of the Company to provide us a credible payment plan for our fees impaired our independence.

We agree with the fourth paragraph except for:

     We have no basis to agree or disagree with dollar amounts that Simplot has argued are owned by the Company as we have not been fully informed of amounts that Simplot has claimed nor have we been provided copies of any correspondence from Simplot regarding the amounts claimed. We have recently been provided with: (i) certain draft agreements (the "Master Agreement" and "Asset Purchase Agreement") indicating the Company has an obligation owing to Simplot of approximately $3.75 million which would be credited to Simplot for a portion of the consideration on the subsequent sale of another smaller division to Simplot, (ii) a letter from the Company to Simplot dated February 20, 2001 discussing amounts owed to Simplot of approximately $1.6 million and an additional $1.6 million which remains unaccounted for and proposing ways to settle the obligation and (iii) a letter from the Company dated August 29, 2001 to us stating that the Company may have owed Simplot $1.6 million and management would be willing to restate the previously filed financial statements included in the Company's 2000 Form 10-K for that amount.

     We have no basis to agree or disagree with the nature of Simplot's allegations or with the statement that the Company has always denied and disputed Simplot's allegations nor their rationale for not recording a reserve or disclosing the disputes.

We have no basis to agree or disagree with certain statements in the fifth paragraph and disagree with certain other statements:

     We are not aware of what other efforts the Company has taken to resolve its disagreement with Simplot or the proposed settlements that were made other than as proposed in draft copies of the Master Agreement and Asset Purchase Agreement referred to above in our response to the fourth paragraph.

     We are not aware of the terms in the final Master Agreement the Company entered into with Simplot as we have not been provided with an executed copy of such agreement. When we were provided draft copies of the agreements noted above, we questioned why there was a provision to recognize a credit on the purchase price of approximately $3.75 million. Our conclusion of the likely misstatement or omitted disclosures in the financial statements of prior filings is based on the matters discussed above in our response to the fourth paragraph, and discussions with management and members of the Audit Committee at various times in August 2001.

     We have no basis to agree or disagree with the statement about recitals in the executed agreements as we have not been provided an executed copy of the agreement.

We have the following observations with respect to the sixth paragraph:

     We are not able to agree or disagree with the statement that the Company never has sought to conceal information from us. However, through the completion of our audit of the December 31, 2000 financial statements, the only information coming to our attention about disagreements with Simplot was the agenda and minutes of the Company's February 23, 2001 meeting of the Board of Directors. These Board minutes referred to discussions with Simplot on post-closing issues. Prior to the filing of the Company's December 31, 2000 Form 10-K, we received oral representations that the Simplot disagreements were merely negotiation ploys by Simplot, no claim had been made and that management had not sought the advice of legal counsel. A second and differing version of the February 23, 2001 minutes of the Board of Directors were provided to us in May 2001 which included a report from management that Simplot had identified potential unauthorized cash upstreaming prior to closing, concern that the claim could be material, management's belief there was no contractual basis for Simplot's position and that the Company was justified in taking the money. Management represented to us that there was no merit to the claim, no formal claim had been asserted, it was not material, and the Company had not sought the advice of legal counsel on the matter. We inquired again about the matter when we were provided with draft copies of the Master Agreement and Asset Purchase Agreement in June 2001. We were again informed that Simplot's claim had no merit, no formal claim had been made and management had not and did not intend to seek advice from legal counsel. In August 2001 we learned of the Company's February 20, 2001 letter to Simplot noted above under our response to the fourth paragraph. We also learned that management had discussions with legal counsel related to the Simplot claim as early as late 2000. We believe that the representations we received upon the completion of our procedures related to prior filings were not accurate or complete and the February 20, 2001 letter was significant information that was not provided to us in a timely manner.

     We disagree with the statement that the Company consistently has sought to work with us to account properly for the Simplot settlement.

     We disagree with the statement that the settlement should be accounted for in the current period as an adjustment to the gain on the sale of a subsequent smaller division to Simplot.

     We disagree with the Company's statement that the disputed amount is immaterial when taken in the context of the December 31, 2000 financial statements.

We agree with the statements in the seventh paragraph except for the following:

     We are not able to agree or disagree with the Company's understanding of our concerns in our letters or what they believed about our concerns over our independence.

     We are not able to agree or disagree with the statement about efforts by the Company to eliminate the independence issue.

We agree with the tenth paragraph except we have no knowledge of the Company's selection process for new auditors or any of their intentions related to this matter.

We are not able to agree or disagree with the statements in the eleventh paragraph.


McGladrey & Pullen, LLP

/s/ McGLADREY & PULLEN, LLP



                                     Page 3